

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Tan Tran
Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

      Re: Vemanti Group, Inc.
          Amendment No. 4 to Registration Statement on Form 10-12G
          Filed July 2, 2021
          File No. 000-56266

Dear Mr. Tran:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 4 to Registration Statement on Form 10

Our Growth Strategies, page 6

1.   We note your response to prior comment 1. Please enhance your disclosure by discussing how the company intends to structure the "USD-backed stablecoin." For example, please clarify whether the digital asset would be issued for, and backed by, the U.S. dollar on a 1:1 basis. In addition, provide risk factor disclosure regarding the risks associated with blockchain technology as well as issuing, purchasing, holding, and trading digital assets, including regulatory risk. Finally, please tell us whether you intend to conduct, or participate in, any other transactions involving digital assets, including offerings referred to as "initial coin offerings", and whether you hold, or intend to acquire and hold, digital assets other than Bitcoin.

<u>Security Ownership of Certain Beneficial Owners and Management, page 28</u>

2.   We note your response to prior comment 4. Please revise the Total Combined Voting Power column to reflect the combined percentage voting control rather than the total number of votes.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Cassi Olson